SECOND AMENDMENT
TO
LICENSE AGREEMENT

This Second Amendment (the "Second Amendment") is made and entered into as of May 28, 2020 (the "Second Amendment Effective Date") by and between:

The Trustees of Indiana University ("IU"), a body politic and corporate of the State of Indiana, having its principal offices at 107 S. Indiana Ave., Bloomington, IN 47405; and

Larimar Therapeutics, Inc. ("Larimar"), a corporation organized under the laws of Delaware, having its principal offices at Three Bala Plaza East, Suite 506, Bala Cynwyd, PA 19004

(each referred to individually as a "Party" and collectively as the "Parties").

The Parties hereby agree:

1   **Background:** IU and Chondrial Therapeutics IP, LLC ("Chondrial") entered into the License Agreement dated November 30, 2016 with IU Agreement No. 2017-0063 as amended by the first amendment dated August 16, 2019 with IU Agreement No. 2019-0070 (collectively, the "Agreement"). Chondrial subsequently entered into an Agreement and Plan of Merger with Larimar pursuant to which Chondrial merged with and into Larimar with Larimar being the survivor as of May 28, 2020 (the "Merger"). In connection with the Merger and pursuant to Article 14 of the Agreement, Larimar provided IU with written notice dated June 29, 2021 of Chondrial's intent to assign the Agreement to Larimar and Larimar's agreement to assume all obligations and liabilities of Chondrial under the Agreement. The Parties desire to enter into this Second Amendment to amend the Agreement in consideration of the foregoing premises and the mutual promises, covenants, and agreements hereinafter set forth.

2   **Amendments:**

2.1   Larimar represents and warrants that Larimar has read the Agreement and agrees to abide by all its terms and conditions.

2.2   Larimar is substituted for Chondrial and assumes all liability and obligation under the Agreement and is bound by all its terms in all respects as if Larimar were the original licensee of the Agreement in place of Chondrial.

2.3   Replace Chondrial's notice address in Paragraph 18.2 with the following:

If to Larimar:
Larimar Therapeutics, Inc.
Three Bala Plaza East, Suite 506
Bala Cynwyd, PA 19004
Attn: Legal
Email: info@larimartx.com

3   Except as provided in this Second Amendment, all other terms and conditions of the Agreement remain unmodified and in full force and effect.

4   This Second Amendment may be executed in counterparts, each of which will be deemed an original and all of which when taken together will be deemed one instrument. Facsimile, Portable Document Format (PDF) or photocopied signatures of the Parties will have the same legal validity as original signatures.

Witness: The Parties have caused this Second Amendment to be executed by their duly authorized representatives as of the Second Amendment Effective Date.

The Trustees of Indiana University	**Larimar Therapeutics, Inc.**
By: *Simran Trana* Simran Trana (Dec 10, 2021 05:53 PST)	By: *Jennifer Johansson*
Name: Simran Trana	Name: Jennifer S. Johansson
Title: Associate VP, ICO	Title: VP, Regulatory Affairs and Counsel
Date: Dec 10, 2021	Date: December 9, 2021

Approved By: *WL*
WL (Dec 9, 2021 17:19 EST)